Exhibit 1

Murano Appoints Eric Weiss to Board of Directors; Names Him Chair of Bitcoin Strategic Initiative Committee

Experienced Bitcoin investor and strategist to support Murano’s Bitcoin-related initiatives across treasury, operations, and capital markets

London, August 4, 2025 — Murano Global Investments Plc (NASDAQ: MRNO) (“Murano” or the “Company”), one of the first publicly traded digital real estate companies, today announced the appointment of Eric S. Weiss to its Board of Directors and as Chair of the newly formed Bitcoin Strategic Initiative Committee.

Mr. Weiss is a long-time Bitcoin investor and trusted advisor to participants in the digital asset space. As Founder and Chief Investment Officer of Blockchain Investment Group LP and Bitcoin Investment Group LP, he brings considerable experience in institutional finance, private equity, and Bitcoin-focused investing. He has advised on Bitcoin-related strategies for several companies in the sector and has been involved in efforts to promote institutional adoption across traditional and digital markets.

“Murano is building an innovative real estate and hospitality platform that treats Bitcoin not as an experiment, but as a driver of value creation,” said Mr. Weiss. “Murano’s vision of building a real estate company on Bitcoin, a true form of digital real estate is bold, innovative, and, most importantly, real. I’m excited to contribute to its growth”.

As Chair of the Bitcoin Strategy Committee, Mr. Weiss will:

•	Lead Murano’s Bitcoin treasury initiative and accumulation plan; and
•	Advise on capital structure optimization and potential Bitcoin-aligned fundraising initiatives.

“Eric’s institutional background and experience in Bitcoin is a valuable addition to our Board,” said Elias Sacal, Chairman and CEO of Murano. “He shares our vision to redefine real estate and hospitality around a Bitcoin-native standard, and we’re thrilled to have him join us on this journey.”

Mr. Weiss began his career as a U.S. government bond trader at Morgan Stanley Dean Witter. After earning his MBA from Columbia Business School, he joined GE Capital’s Private Equity and Venture Capital division, later serving as Director of Investments at Internet Capital Group and as a founding Principal at Stripes Group. He purchased Bitcoin in 2013.

Murano recently acquired its first 21 BTC and established a $500 million Standby Equity Purchase Agreement (SEPA) facility to support potential future Bitcoin purchases. Bitcoin is also being integrated across its operating businesses from hotel payments and loyalty programs to BTC-themed guest experiences and events.

For Murano media inquiries, please contact:

investors@murano.com.mx

About Murano Global Investments Plc

 Murano (Nasdaq: MRNO) is a Bitcoin-native real estate company that owns, develops, and operates hotel, resort, and commercial properties across Mexico. Over the past 30+ years, the Murano team has deployed over $2 billion into transformational real estate and hospitality projects. Its portfolio includes the Andaz and Mondrian hotels in Mexico City, the Grand Island I resort in Cancun operated under Hyatt’s Vivid and Dreams brands, and a project in Baja. As one of the first publicly traded digital real estate companies, Murano is integrating Bitcoin across its capital strategy, operations, and guest experience to drive sustainable value on a Bitcoin standard.

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